UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e4)

Tender Offer Statement Under
Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(AMENDMENT NO. 3)

GERDAU S.A.

(Name of Subject Company (Issuer))

GERDAU S.A.
GERDAU AMERISTEEL CORPORATION
GERDAU MACSTEEL INC.

(Filing Person (Offeror))

Options to Purchase Preferred Shares, no par value per share, represented by American Depository Shares

Stock Appreciation Rights (SARs) with respect to Preferred Shares, no par value per share, represented by American

Depositary Shares

(Title of Class of Securities)

373737105

(CUSIP Number of Class of Securities)

(American Depositary Shares underlying Options and SARs)

Gerdau Long Steel North America

Attention: Santiago Gil

4221 W. Boy Scout Blvd., Suite 600

Tampa, Florida 33607

(813) 207-2300

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

with copies to

Hill, Ward & Henderson, P.A.

Attention: David S. Felman

101 E. Kennedy Blvd., Suite 3700

Tampa, Florida 33602

(813) 221-3900

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$26,741,643	$3,444.32

*             Estimated solely for purposes of determining the filing fee.  The Calculation of the Transaction Valuation assumes that all outstanding (i) stock options to purchase Preferred Shares represented by American Depository Shares and (ii) stock appreciation rights with respect to Preferred Shares represented by American Depository Shares that are eligible for exchange in the offer will be exchanged pursuant to the offer.  These stock options and SARs cover an aggregate of 8,557,306 American Depository Shares and have an aggregate value of $26,741,643 as of September 20, 2013, calculated using a trinomial pricing model.

**       The amount of filing fee, calculated in accordance with Rule 0-11(b) under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2014, issued August 30, 2013, equals $128.80 per $1,000,000 of aggregate amount of the Transaction Valuation.  The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☒                                   Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,444.32

Form or Registration No.: Schedule TO

Filing Party: Gerdau S.A., Gerdau Ameristeel Corporation, Gerdau Macsteel, Inc.

Date Filed: October 21, 2013

☐                                     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:☐

If applicable, check the appropriate box(es) below to designate the appropriate rules provision(s) relied upon:

☐             Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐             Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

EXPLANATORY NOTE

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by Gerdau S.A. (the “Issuer”), Gerdau Ameristeel Corporation (“Ameristeel”), and Gerdau Macsteel, Inc. (“Macsteel,” and collectively with Gerdau S.A. and Ameristeel, the “Filing Persons”) with the Securities and Exchange Commission on October 21, 2013, as previously amended on October 30, 2013 and November 12, 2013 (as previously amended, the “Schedule TO-I”).  Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 3 amends and restates only the items and exhibits to the Schedule TO-I that are being amended and restated, and unaffected items and exhibits are not included herein.

The Schedule TO-I and this Amendment No. 3 relate to a one-time stock option and stock appreciation rights (“SARs”) exchange program pursuant to which the Filing Persons are offering certain current and former employees of Ameristeel and Macsteel the opportunity to exchange certain stock options and SARs relating to an aggregate of 8,679,346 ADSs of the Issuer, which were granted under equity incentive plans.

ITEM 12.       EXHIBITS.

The Exhibit Index included in this Amendment No. 3 is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GERDAU S.A.

	By:	/s/ Expedito Luz
	Name:	Expedito Luz
	Title:	Secretary

GERDAU AMERISTEEL CORPORATION

	By:	/s/ Robert P. Wallace
	Name:	Robert P. Wallace
	Title:	Assistant Secretary

GERDAU MACSTEEL, INC.

	By:	/s/ Robert P. Wallace
	Name:	Robert P. Wallace
	Title:	Assistant Secretary

Date: November 19, 2013

INDEX OF EXHIBITS

Exhibit
Number	Description

(a)(1)(i)*

Offer to Exchange Certain Outstanding Stock Options and Stock Appreciation Rights for Restricted Stock Units (active employees in the United States), restricted stock (active employees in Canada), or American Depository Shares (retirees), dated October 21, 2013.

(a)(1)(ii)	Form of email communication to employees, dated October 8, 2013. Previously filed as Exhibit 99.1 to Schedule TO-C on October 8, 2013.

(a)(1)(iii)	Form of PowerPoint presentation used in employee webinar. Previously filed as Exhibit 99.1 to Schedule TO-C on October 10, 2013.

(a)(1)(iv)	Form of updated PowerPoint presentation used in employee webinar. Previously filed as Exhibit 99.1 to Schedule TO-C on October 15, 2013.

(a)(1)(v)	Form of email communication to employees dated October 17, 2013, transmitting certain documents relating to the Exchange Offer. Previously filed as Exhibit 99.1 to Schedule TO-C on October 17, 2013.

(a)(1)(vi)*	Form of email communication to employees dated October 21, 2013, transmitting Exchange Offer documentation.

(a)(1)(vii)*	Form of individual conversion statement transmitted to active employees in the United States.

(a)(1)(viii)*	Form of individual conversion statement transmitted to active employees in Canada.

(a)(1)(ix)*	Form of individual conversion statement transmitted to retirees.

(a)(1)(x)*	Amended and Restated Instructions to election process (Offer to Exchange), with screenshots, transmitted to employees.

(a)(1)(xi)*	Amended and Restated Form of acceptance / re-election.

(a)(1)(xii)*	Amended and Restated Form of withdrawal.

(a)(1)(xiii)*	Supplement to Offer to Exchange, dated November 12, 2013.

(a)(1)(xiv)*	Form of email communication to employees dated November 12, 2013, transmitting certain supplemented and amended Exchange Offer documentation.

(a)(1)(xv)	Forms of reminder email communication to employees dated November 19, 2013.

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(b)	Not applicable

(d)(1)

Gerdau North America Equity Incentive Plan, as amended and restated on September 19, 2013. Incorporated by reference to Exhibit 4.4 and 4.7 to the Issuer’s Report on Form 6-K filed on October 15, 2013.

(d)(2)*

Form of RSU Award Agreement of Ameristeel/Macsteel under the Gerdau North America Equity Incentive Plan, as amended and restated, to be used in the Exchange Offer (Active Employees in the United States).

(d)(3)*

Form of Restricted Stock Award Agreement of Ameristeel/Macsteel under the Gerdau North America Equity Incentive Plan, as amended and restated, to be used in the Exchange Offer (Active Employees in Canada).

(d)(4)*	Form of ADS Agreement of Ameristeel/Macsteel under the Gerdau North America Equity Incentive Plan, as amended and restated, to be used in the Exchange Offer (Former Employees).

(d)(5)

Gerdau Long Steel North America Equity Incentive Plan of Ameristeel, f/k/a Gerdau S.A. Long-Term Incentive Plan. Incorporated by reference to Exhibit 4.6 of the Issuer’s Report on Form 6-K filed on October 7, 2013.

(d)(6)*	Form of Stock Option Certificate under the Gerdau S.A. Long-Term Incentive Plan.

(d)(7)*	Form of Stock Appreciation Rights Agreement under the Gerdau S.A. Long-Term Incentive Plan.

(d)(8)*	Form of SAR Award Agreement under the Gerdau Long Steel North America Equity Incentive Plan of Ameristeel, f/k/a Gerdau S.A. Long-Term Incentive Plan.

(d)(9)

Gerdau Special Steel North America Equity Incentive Plan of Macsteel. Incorporated by reference to Exhibit 4.3 to the Issuer’s Registration Statement on Form S-8 (File No. 333-179182) filed with the Securities and Exchange Commission on January 26, 2012.

(d)(10)*	Form of SAR Award Agreement under the Gerdau Special Steel North America Equity Incentive Plan of Macsteel

(g)	Not applicable

(h)	Not applicable

* Previously filed as exhibits to Schedule TO-I.